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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            NEW WEST EYEWORKS, INC.
                           (Name of Subject Company)

                            NEW WEST EYEWORKS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  649156 10 6
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 BARRY J. FELD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NEW WEST EYEWORKS, INC.
                           2104 WEST SOUTHERN AVENUE
                              TEMPE, ARIZONA 85282
                                 (602) 438-1330
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                              MARC C. KRANTZ, ESQ.
                        KOHRMAN JACKSON & KRANTZ P.L.L.
                        ONE CLEVELAND CENTER, 20TH FLOOR
                             CLEVELAND, OHIO 44114
                                 (216) 736-7204

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is New West Eyeworks, Inc., a Delaware corporation ("New West"). The address of the principal executive offices of New West is 2104 West Southern Avenue, Tempe, Arizona 85282. The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Statement") relates is the Common Stock, par value $0.01 per share, of New West (collectively, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer by NW Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("National Vision"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 20, 1998 (the "Schedule 14D-1"), to purchase all issued and outstanding Shares at a price of $13.00 per Share (the "Offer Price"), net to sellers in cash, without interest and upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of July 13, 1998 (the "Merger Agreement"), among National Vision, Purchaser and New West, which is incorporated by reference. A copy of the Merger Agreement has been filed with the Commission as an exhibit to the Schedule 14D-1. As soon as practicable after consummation of the Offer and satisfaction of the other conditions specified in the Merger Agreement, Purchaser will be merged with and into New West (the "Merger"). Following the Merger, New West will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of National Vision.

     All information contained in this Statement or incorporated by reference concerning Purchaser, National Vision or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or National Vision. New West takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     The principal executive offices of National Vision and Purchaser are located at 296 Grayson Highway, Lawrenceville, Georgia 30045-5750.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of New West, which is the person filing this Statement, are set forth in Item 1 above and are incorporated by reference.

     (b) Except as set forth in this Statement, to the knowledge of New West, as of the date of this Statement, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between New West or its affiliates and (i) New West, its executive officers, directors or affiliates, or (ii) National Vision, Purchaser or its executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable but in no event later than five business days following public announcement of the Merger Agreement. The obligation of Purchaser to accept for payment any Shares tendered shall be subject to the satisfaction of the conditions described below under Conditions of the Offer. Subject to the terms of the Merger Agreement and the
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applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, to (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. THE PURCHASER SHALL NOT HAVE ANY OBLIGATION TO PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date (as defined below) in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. The term "Expiration Date" means 12:00 Midnight, Eastern Time, on Monday, August 17, 1998, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer. In addition, as discussed below, the Merger Agreement contains provisions that limit the Purchaser's ability to extend the Offer or delay payment for Shares accepted for payment.

     In the Merger Agreement, the Purchaser has agreed that it will not, without the consent of New West, extend the Offer, except that, without the consent of New West, the Purchaser may extend the Offer (a) for a period of not more than 20 business days beyond the date on which the Offer would otherwise expire if on the date of such extension any of the conditions to Purchaser's obligation to purchase Shares shall not be satisfied, until such time as such conditions are satisfied or waived (other than an extension in order to obtain financing as contemplated by the Financing Condition (as defined below) for which an extension may be made only pursuant to clause (c) of this sentence), (b) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, (c) through and including October 14, 1998 solely in order to obtain financing pursuant to the Financing Condition, and (d) for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (a) or (b) of this sentence. National Vision has informed New West that it expects that it will be necessary to extend the Offer beyond the August 17, 1998 date set as the initial Expiration Date (as defined below) in order to permit adequate time for National Vision to obtain the financing required in order to provide funds for the Purchaser to consummate the Offer and the Merger. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     In addition, the Purchaser has agreed in the Merger Agreement that it will not, without the consent of New West, (a) increase the percentage of outstanding Shares required to be tendered pursuant to the Minimum Tender Condition (as defined below), (b) reduce the number of Shares subject to the Offer, (c) reduce the Offer Price, (d) modify or add to the conditions set forth in the Merger Agreement or (e) change the form of consideration payable in the Offer. New West, National Vision and the Purchaser each have the right to terminate the Merger
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Agreement if the Purchaser has not purchased Shares pursuant to the Offer by
October 15, 1998. In addition, the Merger Agreement is subject to termination as more fully described below under Termination of the Merger Agreement.

     The Purchaser's obligation to accept and pay for Shares tendered pursuant to the Offer is expressly conditioned upon National Vision's receipt of funds from a contemplated financing in an amount sufficient to consummate the transactions contemplated by the Merger Agreement (the "Financing Condition"), which required amount is approximately $77 million. National Vision has initiated a transaction for the private placement of its high yield debt securities in an amount that would provide sufficient funds to satisfy the Financing Condition and permit the Purchaser to accept and pay for Shares pursuant to the Offer, if that private placement is consummated as expected. If the Purchaser terminates (and does not consummate) the Offer in reliance upon the Financing Condition on or before September 30, 1998, then National Vision must pay a termination fee to New West equal to $2.5 million (plus expenses of New West incurred in connection with the transaction), or $3.5 million (plus expenses of New West incurred in connection with the transaction) if such termination occurs after September 30, 1998 and on or before October 14, 1998. Certain other conditions to the Purchaser's obligation, which are not related to the Financing Condition, are contained in the Merger Agreement and are more fully described below under Conditions of the Offer.

     If by 12:00 Midnight, Eastern Time, on the Expiration Date, any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission, to (a) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

     Conditions of the Offer. The Merger Agreement provides that the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (a) there are validly tendered and not withdrawn prior to the Expiration Date that number of Shares that would represent at least 51% of the outstanding Shares as determined immediately prior to the consummation of the Offer (the "Minimum Tender Condition"), (b) the Financing Condition shall have been satisfied, and (c) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer and/or Merger shall have expired or been terminated. The Merger Agreement also provides that the Purchaser shall not be required to continue the Offer or accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if, any of the following conditions exists:

     (1) there shall have been entered in any action or proceeding before any governmental entity of competent jurisdiction, an injunction or order,
         (a) prohibiting or limiting the acquisition by National Vision or the Purchaser of any Shares, (b) restraining or prohibiting or otherwise rendering unenforceable the consummation of the Merger or any of the other transactions contemplated by or provisions of the

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         Merger Agreement, (c) prohibiting or limiting the ownership or operation by New West of any of its subsidiaries or of any material portion of the business or assets of New West or any of its subsidiaries, or compelling New West or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of New West, or any of its subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (d) imposing limitations on the ability of National Vision or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote Shares purchased by the Purchaser on all matters properly presented to the stockholders of New West, or (e) requiring New West, National Vision or the Purchaser to pay damages that reasonably can be foreseen, or are reasonably likely, to result in a material adverse effect on the business, assets, liabilities, results of operations or financial condition of New West and its subsidiaries taken as a whole (a "Company Material Adverse Effect");

     (2) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that is or could reasonably be likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (1) above;

     (3) there shall have occurred any material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a Company Material Adverse Effect;

     (4) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (b) any material adverse change in the financial markets, commodities markets or major stock exchange indices in the United States, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (d) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States;

     (5) (a) the Board of Directors of New West or any committee thereof shall have withdrawn or modified in a manner adverse to National Vision or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below), (b) New West shall have entered into any agreement (other than a confidentiality agreement or engagement letter with an investment bank) with respect to any Acquisition Proposal or
         (c) the Board of Directors of New West or any committee thereof shall have resolved to do any of the foregoing;

     (6) any of the representations and warranties of New West set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time;

     (7) New West shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of New West to be performed or complied with by it under the Merger Agreement;

     (8) the Merger Agreement shall have been terminated in accordance with its terms; or

     (9) the Purchaser, National Vision and New West (with the approval of a majority of its Independent Directors (as defined below)) shall have mutually agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the sole judgment of the Purchaser or National Vision, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by National Vision or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and National Vision and may be asserted or waived by them, in whole, or in part, at any time and from time to time, in their sole discretion. The failure by National Vision or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.

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     Vote Required to Approve Merger. The Delaware General Corporation Law (the
"Delaware Law") provides that the adoption of any plan of merger or consolidation by New West requires the approval of the Board of Directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon (including the votes of any Shares owned by the Purchaser as a result of the Offer or otherwise). The Board of Directors of New West has authorized and approved the Offer and the Merger. New West's Restated Certificate of Incorporation (the "New West Certificate") does not contain additional voting requirements for the adoption of a plan of merger or consolidation.

     Conditions to Each Party's Obligation to Effect the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Merger becoming effective (the "Effective Time") of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved and adopted by the affirmative vote of New West's stockholders by the requisite percentage in accordance with applicable law and New West Certificate, and the Certificate of Merger shall have been executed and delivered by the Surviving Corporation and filed in the Department of State of the State of Delaware, (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties has agreed to use its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered, (c) all regulatory approvals (in addition to any approval contemplated by the HSR Act) shall have been obtained on terms mutually satisfactory to National Vision and New West, except for any the failure of which to obtain would not have a material adverse effect on either National Vision or the Surviving Corporation and (d) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of National Vision or the Purchaser if, in breach of the Merger Agreement or the terms of the Offer, the Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of New West, (a) by mutual written consent of New West and National Vision, except if Shares have been purchased pursuant to the Offer, (b) by any of New West, National Vision or the Purchaser if (i) upon a vote at a duly held stockholders meeting or any adjournment thereof, any required approval of the stockholders of New West shall not have been obtained; (ii) (A) the Purchaser shall not have commenced the Offer within five business days after the date of the Merger Agreement, (B) as the result of the failure of any of the conditions described above under Conditions of the Offer relating to the Purchaser's obligations to consummate the Offer, the Offer shall have been terminated by National Vision or expired in accordance with its terms without the Purchaser having purchased Shares pursuant to the Offer or (C) the Purchaser shall not have purchased Shares pursuant to the Offer by October 15, 1998; provided, however, that the passage of the period referred to in clause (C) shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger; and provided, further, that the right to terminate the Merger Agreement pursuant to clause
(b)(ii) of this paragraph shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition; (iii) the Merger shall not have been consummated on or before the date six months following the date of the Merger Agreement, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a stockholders meeting to consider and vote on the Merger; provided further, that no party shall be entitled to terminate the Merger Agreement pursuant to this clause
(b)(iii) of this paragraph if Shares have been purchased pursuant to the Offer; or (iv) any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (c) by either National Vision or New West under the circumstances described below under Acquisition Proposals.
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     If the Merger Agreement is terminated by any of New West, National Vision or the Purchaser as described in the foregoing paragraph, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of New West, the Purchaser or National Vision, except with respect to certain specified provisions (including the provisions described below under Fees and Expenses) and, in the case of National Vision and the Purchaser, except to the extent that such termination results from the material breach by National Vision or the Purchaser of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

     Acquisition Proposals. The Merger Agreement provides that New West and its subsidiaries will not, and will cause their respective directors, officers, employees, or other agents not to, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below), provided that no public announcement, or a press release substantially in the Form of Exhibit B to the Merger Agreement, made by New West prior to the date of the Merger Agreement regarding the transactions contemplated thereby will be deemed a violation of this clause (a), or (b) engage in discussions or negotiations with, or disclose any nonpublic information relating to New West or any of its subsidiaries or afford access to their respective property, books or records to any person in connection with an Acquisition Proposal. Notwithstanding the foregoing, New West and its Board of Directors (or any committee thereof) will not be prohibited from taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or considering, negotiating, discussing, approving or recommending to the stockholders of New West a bona fide Acquisition Proposal not solicited, initiated or encouraged in violation of the Merger Agreement, if and only to the extent that: (i) the Board of Directors determines in good faith upon the advice of counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, New West provides written notice to National Vision to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity. National Vision or (provided New West and its Board of Directors have complied with the requirements described in this paragraph) New West may terminate the Merger Agreement if New West or its Board of Directors approves or recommends to New West's stockholders an Acquisition Proposal or the Board of Directors of New West withdraws its recommendation that the stockholders accept and approve the transactions contemplated by the Merger Agreement; provided that New West or its Board of Directors may take such actions only if New West or its Board of Directors has received a written opinion from New West's investment advisor that such advisor reasonably believes the party making the Acquisition Proposal has the financial ability to consummate such Acquisition Proposal on the proposed terms and that such Acquisition Proposal may reasonably be expected to provide a per share value greater than the Offer.

     The Merger Agreement defines "Acquisition Proposal" as any proposal or offer from any person (other than National Vision or the Purchaser) relating to
(a) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, New West or its subsidiaries, (b) any tender offer or exchange offer (including a self-tender offer) involving the equity securities of New West, (c) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving New West other than the transactions contemplated by the Merger Agreement or (d) any other extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that, except as provided below, all costs and expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

     National Vision shall be entitled to receive from New West a termination fee in the amount of $2.5 million if the Merger Agreement is terminated or the Purchaser does not purchase Shares pursuant to the Offer because (a) New West or its Board of Directors approves or recommends to New West's stockholders an Acquisition Proposal or (b) in connection with an Acquisition Proposal, the Board of Directors of New West withdraws its recommendation that the stockholders of New West accept and approve the transactions contemplated by the Merger Agreement. New West shall be entitled to receive a termination fee in the amounts and under the conditions described above in The Offer.
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     National Vision has also agreed that if it has received the full amount of any payment to it under the foregoing paragraph, neither National Vision nor the Purchaser nor any of their respective directors, officers, representatives, or agents shall assert or pursue, directly or indirectly, whether arising under tort, contract, or otherwise, any claim or cause of action against any of New West or any person making an Acquisition Proposal or any of their respective directors, officers, representatives, or agents based in whole or part upon its or their receipt, consideration, recommendation or approval of an Acquisition Proposal, including New West's exercise of its right of termination pursuant to the provisions of the Merger Agreement. If New West has received the full amount of any payment to it described above under The Offer, neither New West nor any of its respective directors, officers, representatives, or agents shall assert or pursue, directly or indirectly, whether arising under tort, contract, or otherwise, any claim or cause of action against any of National Vision or the Purchaser or any of their respective directors, officers, representatives or agents based in whole or in part upon the failure of National Vision or the Purchaser to obtain financing pursuant to the Financing Condition and the termination of the Merger Agreement as a result of such failure.

     Conduct of Business by New West. The Merger Agreement provides that, unless National Vision shall otherwise agree in writing, or except as otherwise set forth in the Merger Agreement or described in a schedule to the Merger Agreement, New West and each of its subsidiaries will conduct their business in the ordinary course and consistent with past practice and use their reasonable best efforts to preserve intact their respective business organizations and relationships and goodwill with third parties and to keep available the services of their present officers and key employees. The Merger Agreement further provides that, without limiting the generality of the foregoing, except as otherwise provided in the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time of the Merger, without the prior written consent of National Vision, which consent shall not be unreasonably withheld: (a) New West will not adopt or propose any change in New West Certificate or By-Laws; (b) other than declaration and payment of regular quarterly dividends on the Series A and B Convertible 6% Cumulative Preferred Stock, par value $1,000 per share (collectively, the "Convertible Preferred Stock"), New West will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of New West, or contract for or effect any repurchase, redemption or other acquisition or investment by New West or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, New West or any of its subsidiaries or declare or effect any stock split, reclassification or other change in capital structure; (c) New West will not, and will not permit any of its subsidiaries to, enter into or consummate any joint venture, partnership, or similar arrangement or form any other new arrangement for the conduct of its business or acquire or enter into any agreement or letter of intent to merge or consolidate with any other person; (d) New West will not and will not permit any of its subsidiaries to, purchase a material amount of assets or securities of any other person, except for asset purchases in the ordinary course of business consistent with past practice or as described in a disclosure letter provided by New West to National Vision; (e) New West will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to New West and its subsidiaries, taken as a whole, except (i) pursuant to existing contracts or commitments (the terms of which have been disclosed to National Vision prior to the date of the Merger Agreement), or (ii) in the ordinary course of business consistent with past practice; (f) New West will not settle any material tax audit, make or change any material tax election or file amended tax returns; (g) New West will not issue or grant any securities or option or warrant to acquire any securities (except pursuant to existing obligations), enter into any amendment of any material term of any outstanding security of New West or of any of its subsidiaries, incur any indebtedness, including notes payable or capital lease obligations, or guarantee obligations of others except pursuant to existing credit facilities or arrangements, fail to make any required contribution to any of New West's employee benefit plans, increase compensation, bonus or other benefits payable to any employee or former employee, consultant or agent, adopt any other plan, program, arrangement or practice providing benefits for or compensation to or on behalf of its employees or former employees (except, as required by applicable law), or enter into any settlement or consent with respect to any pending litigation, except in the ordinary course of business consistent with past practice or as otherwise permitted by the Merger Agreement; (h) New West will not change any method of accounting or accounting practice, or any practice relating to the maintenance of records, by New West or any of its subsidiaries, except for any such required change in generally accepted accounting principles; and (i) New West will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

     The Merger Agreement also provides that, except to the extent necessary to comply with the requirements of applicable laws and regulations, New West will not, and will not permit any of its subsidiaries to, (a) take, or agree or commit to take, any action that would make any representation and warranty of New West in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (b) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, provided, however that New West shall be permitted to take or omit to take such action which can (without any uncertainty) be cured at or prior to the Effective Time.

     Board of Directors. The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act, at the Effective Time of the Merger, certain persons who have been identified on a Schedule to the Merger Agreement shall become the directors and officers of the Surviving Corporation until their successors are duly elected and qualified. The Merger Agreement also provides that, promptly upon the acceptance for payment of and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board of Directors of New West as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which is the product of (a) the total number of directors on such Board of Directors who are elected by the holders of Shares pursuant to New West Certificate (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser, plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of National Vision, bears to (ii) the total number of Shares outstanding, and New West shall, at such time, cause the Purchaser's designees to be appointed or elected; provided, however, that, in the event the Purchaser's designees are to be appointed or elected to New West's Board of Directors, until the Effective Time of the Merger, the Board of Directors of New West will have at least three directors who were directors of New West on the date of the Merger Agreement and who are not officers of New West (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies, who shall be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers, stockholders or affiliates of New West, National Vision or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, New West has agreed to take all action requested by National Vision necessary to effect any such appointment or election, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the "Information Statement"). National Vision has waived the requirement that New West make such mailing with the mailing of the Schedule 14D-9, except National Vision reserved the right to request New West to make such mailing at a later date if National Vision deems it necessary or appropriate to do so. In connection with the foregoing, the Merger Agreement provides that New West will promptly, at the option of the Purchaser (which the Purchaser intends to exercise), either increase the size of New West's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to New West's Board of Directors as provided above.

     Stock Plans. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of New West (or, if appropriate, any committee administering any Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to purchase Shares ("Stock Options") granted prior to the date of the Merger Agreement under any stock option program or arrangement of New West (collectively, the "Stock Plans") to provide that each Stock Option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer, whether or not vested, shall be canceled in exchange for a cash payment to the holder by the Purchaser, within five business days of the day Shares are purchased pursuant to the Offer, of an amount equal to (a) the excess, if any, of (i) the price per Share to be paid pursuant to the Offer over (ii) the exercise price per

Share subject to such Stock Option, multiplied by (b) the number of Shares for which such Stock Option may then be exercised.

     All amounts payable pursuant to the terms described in the preceding paragraph shall be subject to any required withholding of taxes and shall be paid without interest. New West agrees in the Merger Agreement to use its best efforts to obtain all consents of the holders of the Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at National Vision's request, be withheld in respect of any Stock Option with respect to any holder until all necessary consents with respect to such holder are obtained.

     The Merger Agreement provides further that all Stock Plans shall terminate as of the Effective Time of the Merger, and the provisions in any other benefit, stock or other plan providing for the issuance, transfer or grant of any capital stock of New West, any interest in respect of any capital stock of New West, or any amounts derived from the value of any capital stock of New West shall be deleted at the time of the Merger, and New West shall ensure that following the Merger no holder of a Stock Option or any participant in any Stock Plan will have any right thereunder to acquire any capital stock of New West or the Surviving Corporation.

     Indemnification, Exculpation and Insurance. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions with respect to matters occurring prior to the Effective Time that are no less favorable with respect to indemnification than are set forth in
Article VIII of the New West Certificate, which provisions shall not be amended, repealed or otherwise modified in any manner that would have an adverse effect on the rights thereunder of individuals who as of the date of the Merger Agreement or at the Effective Time are directors, officers, employees, fiduciaries or agents of New West, unless such modification shall be required by law.

     The Merger Agreement also provides that New West shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of New West and each of its subsidiaries and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts ("Losses") paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of New West or any of its subsidiaries, occurring before the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the Delaware Law). National Vision has agreed to guarantee the obligations of the Surviving Corporation and, following consummation of the Offer, of New West, as described in this paragraph.

     The Merger Agreement provides that National Vision shall cause the Surviving Corporation to, and the Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by New West (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this paragraph more than an amount per year equal to 200% of current annual premiums paid by New West for such insurance. If, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

     If New West or the Surviving Corporation or any of their respective successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of New West or the Surviving Corporation, as the case may be, or at National Vision's option, National Vision, shall assume the indemnification obligations described in this section.

     Best Efforts. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties, in light of the circumstances, from New West, National Vision and the Purchaser.

     Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that action by a majority of the members of the Board of Directors of New West who were members thereof on the date of the Merger Agreement and remain as such thereafter (or the duly authorized designee of such members), and approval of such action by a majority of Independent Directors, is required for New West to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement, or extend the time for performance of the Purchaser's and National Vision's respective obligations under the Merger Agreement. In the case of National Vision or the Purchaser, action by its respective Board of Directors is required to take the actions described in the previous sentence.

EMPLOYMENT/CHANGE OF OWNERSHIP AGREEMENTS

     Without limitation, National Vision and the Purchaser agree to abide by all the terms of the employment agreements and change of ownership agreements entered into by New West with certain of its employees.

THE STOCK TENDER AND RELATED AGREEMENTS

     Stock Tender Agreement. In connection with the execution of the Merger Agreement, on July 13, 1998 National Vision and certain holders of Shares (collectively, the "Committed Stockholders") entered into a Stock Tender Agreement (the "Tender Agreement"), pursuant to which each Committed Stockholder has agreed to tender in the Offer, no later than 15 business days after commencement of the Offer, and not withdraw, all Shares owned or controlled by such Committed Stockholder, subject to certain provisions of the Tender Agreement described below. As of July 13, 1998, the Shares subject to the Tender Agreement represented an aggregate of 1,675,410 Shares, or approximately 34% of the outstanding Shares. The Committed Stockholders are Mesirow Capital Partners II, Mesirow Capital Partners III, Mesirow Capital Partners IV, Mesirow Capital Partners V, Mesirow Capital Partners VI, Ronald E. Weinberg and Barry J. Feld.

     In addition, the Committed Stockholders have agreed in the Tender Agreement to vote (or execute a consent in respect of) all Shares owned or controlled by them (a) in favor of the Merger, the Merger Agreement (as amended from time to time) and any of the transactions contemplated by the Merger Agreement, (b) against any action or agreement that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation of New West under the Merger Agreement and (c) against any action or agreement that would reasonably be expected to impede, interfere with, delay, or attempt to discourage the Offer or Merger.

     Each of the Committed Stockholders has agreed that, without the prior written consent of National Vision, it will not (a) offer for sale, sell, transfer, assign, tender, pledge, encumber, assign or otherwise dispose of any or all of its Shares (other than 5,000 Shares which Mr. Weinberg may gift to charities); (b) enter into any contract, option or understanding with respect to any transfer of any or all of the Shares or any interest therein; (c) except as otherwise provided in the Tender Agreement, grant any proxy, power-of-attorney or other authorization or consent with respect to the Shares; (d) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of such Committed Stockholder's obligations under the Tender Agreement or the transactions contemplated thereby.

     Each Committed Stockholder has agreed that such Committed Stockholder will not, and will cause its officers, directors, partners, employees or other agents not to, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal, provided, however, that certain public announcements made pursuant to the Merger Agreement shall not be deemed a violation of this provision; or (b) engage in discussions or negotiations with, or disclose any nonpublic information relating to New West or its subsidiaries, or afford access to their respective properties, books or records to, any person in connection with an Acquisition Proposal. Each Committed Stockholder shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than each other, National Vision, the Purchaser and New West) conducted by such Committed Stockholder before the effective date of the Tender Agreement with respect to any of the foregoing transactions referenced in this paragraph. Nothing in the Tender Agreement shall prohibit, limit or affect any Committed Stockholder or any of its officers, directors, partners, employees or agents, acting solely in their capacities as a director or officer of New West, from taking any action as a director or officer including, without limitation, any actions permitted or not prohibited by the Merger Agreement with respect to any Acquisition Proposal and nothing in the Tender Agreement shall prohibit New West from taking any action permitted under the Merger Agreement.

     The Tender Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the earlier of (a) the acquisition by National Vision, through the Purchaser or otherwise, of all the Shares, (b) the termination of the Merger Agreement in accordance with its terms (c) the Effective Time, (d) by any Committed Stockholder, if National Vision or the Purchaser breaches certain covenants relating to the Offer and the purchase of Shares, or (e) by National Vision if any Committed Stockholder breaches any representation or warranty in any material respect or any covenant, but only with respect to such breaching Committed Stockholder.

     Preferred Stock Conversion and Warrant Exercise Agreements. Concurrently with the execution of the Merger Agreement with respect to the Committed Stockholders or as soon as practicable after such execution with respect to all other holders of Shares, New West and the holders of the Convertible Preferred Stock will execute agreements (the "Preferred Conversion Agreements"), and New West and the holders of warrants exercisable for the purchase of Shares ("New West Warrants"), will execute agreements (the "Warrant Exercise Agreements"), to provide that the outstanding New West Warrants and Convertible Preferred Stock, as the case may be, shall be exercised or converted simultaneously with the closing of the Offer and the purchase of Shares in the Offer and the Shares issuable upon such exercise or conversion shall be tendered in the Offer. On the same day that Shares are purchased pursuant to the Offer, the Purchaser shall pay to the holders of the Convertible Preferred Stock or New West Warrants, an amount equal to (a) in the case of the Convertible Preferred Stock only, the price per Share to be paid pursuant to the Offer multiplied by the number of Shares into which such Convertible Preferred Stock may then be converted, and
(b) in the case of New West Warrants only, (i) the excess, if any, of (x) the price per Share to be paid pursuant to the Offer over (y) the exercise price per Share of New West Warrants, multiplied by (ii) the number of Shares for which such New West Warrants may then be exercised. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at National Vision's request, be withheld in respect of any Convertible Preferred Stock or New West Warrants with respect to any holder until all necessary consents with respect to such holder are obtained. As of July 13, 1998, the Shares issuable upon conversion of Convertible Preferred Stock and exercise of New West Warrants held by the Committed Stockholders represented in the aggregate 621,429 Shares, which together with all Shares owned or controlled by such Committed Stockholders, would equal approximately 40.3% of the outstanding Shares immediately following such conversions and exercises on a fully diluted basis, exclusive of Stock Options.

CONFIDENTIALITY AGREEMENTS

     New West and National Vision signed Confidentiality Agreements dated March 11, 1998 and April 1, 1998, providing for each of them to keep confidential their discussions and negotiations regarding the Offer and the Merger and all information exchanged by them concerning New West or National Vision.

OTHER MATTERS

     Section 203 of the Delaware Law. Section 203 of the Delaware Law limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation has opted out of the provisions of Section 203 by including a provision to that effect in its certificate of incorporation or bylaws or the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder's becoming an "interested stockholder." On July 9, 1998, the Board of Directors approved the Offer and the Merger. Therefore, Section 203 is inapplicable to the Offer, the Merger and related transactions.

     Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and payment in cash for the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations in addition to the Offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the Delaware Law, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to National Vision of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act ("Rule 13e-3"), which is applicable to certain "going private" transactions. Rule 13e-3 requires, among other things, that certain financial information concerning New West and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     New West believes that Rule 13e-3 will not be applicable to the Merger because of the exemption afforded by Rule 13e-3(g)(1), among other things. However, under certain circumstances, Rule 13e-3 could be applicable to the Merger or other business combination in which National Vision seeks to acquire the remaining Shares it does not beneficially own following the purchase of Shares pursuant to the Offer. For example, if the Merger as consummated is not substantially similar to the Merger as described in this Offer to Purchase and the Merger Agreement, then Rule 13e-3 could apply. However, the terms and conditions of the Merger are governed by the Merger Agreement, and any amendment to the Merger Agreement must be approved by each party to the Merger Agreement. If National Vision has exercised its right to appoint directors to the Board of Directors following its purchase of Shares pursuant to the Offer, any such amendment must be approved on behalf of New West by a majority of the directors of New West then in office who have not been designated by National Vision.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by National Vision of a Notification and Report Form with respect to the Offer, unless National Vision receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. National Vision has informed New West that it plans promptly to file the Notification and Report Form. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from National Vision concerning the Offer, the waiting period will be extended and would expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by National Vision with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of National Vision. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of New West. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of National Vision or its subsidiaries, or the New West or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, of the result of the challenge.

     It is a condition to the obligation of the Purchaser to purchase Shares tendered in the Offer that any waiting period under the HSR Act shall have expired or been terminated. It is also a condition to the obligation of the Purchaser to purchase Shares tendered in the Offer that there not be entered in any action or proceeding before any Governmental Entity, any injunction or order having the effect described above in Conditions of the Offer and that there not be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that has or could have the effect described above in Conditions of the Offer.

     There can be no assurance that the Merger will take place, even though each party has agreed in the Merger Agreement to use its best efforts to cause the Merger to occur, because the Merger is subject to certain conditions, some of which are beyond the control of the Purchaser, National Vision or New West.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

BACKGROUND

     In late 1997, in response to its recognition that New West required additional capital to realize its growth potential and intrinsic value, the Board of Directors determined that it should take action to consider New West's available strategic alternatives. Accordingly, a review of the business and financial condition of New West was initiated, and New West retained F.M. Roberts & Company, Inc. ("FMRC"), an investment banking firm, to assist in the process. FMRC advised and assisted New West in developing and refining a comprehensive strategic plan, evaluated potential strategic acquisitions, attended and participated in various New West board meetings and strategic planning sessions and provided other general financial consulting services to New West.

     In conducting its review for the purpose of making recommendations to the New West Board, FMRC held discussions with New West's management, reviewed New West's financial statements, analyzed the results of New West's operations in comparison with its competitors, and evaluated potential acquisition targets of New West, as well as New West's ability to effect such acquisitions. Strategic alternatives reviewed and analyzed by FMRC included continuing the business as an independent company, issuing additional equity securities of New West, selling New West or forming a joint venture between New West and another party. This summary of the FMRC analysis does not purport to be a complete description of the work undertaken by FMRC on behalf of New West.

     As a result of this review, the Board of Directors concluded, consistent with FMRC's recommendation, that New West's interests would be best served by pursuing the sale of New West. To pursue this option, New West entered into an engagement letter with FMRC in January 1998 to retain FMRC specifically to investigate, evaluate and advise New West about the possible sale of New West.

     Upon the advice and assistance of FMRC, New West pursued contacts with a number of parties, including National Vision, regarding a potential strategic transaction. No formal offers were received from parties other than National Vision, and attempts to negotiate an acquisition with parties other than National Vision ceased as of July 9, 1998 when the Board of Directors approved exclusive negotiations with National Vision. The background to New West's discussions with National Vision follows. To the extent any of the following information describes events to which neither New West nor its advisors were a party, it is based on information provided by National Vision.

     Prior to March 1998, neither the Purchaser nor National Vision or any officer or other affiliate of National Vision had any arrangement, relationship or contact with New West, other than in the ordinary course of business as participants in the same industry.

     On March 8, 1998, Barry J. Feld, President and Chief Executive Officer of New West, and Fredric M. Roberts, President of FMRC, met with James W. Krause, Chairman and Chief Executive Officer of National Vision, in Los Angeles to discuss their respective businesses, the growth of their companies, the existence of a strategic fit between the companies and the possibility of a transaction. At the meeting, the participants concluded that New West and National Vision had similar strategic objectives and that further discussions would be appropriate.

     On March 11, 1998, New West and National Vision entered into a Confidentiality Agreement pursuant to which National Vision agreed to treat as confidential any discussions and negotiations and certain information provided to it by New West. As a result, New West provided National Vision with copies of publicly-available information and certain other financial and corporate information concerning New West.

     On March 18, 1998, Mr. Roberts participated in a conference call with representatives of an investment banking firm acting on behalf of National Vision, to continue discussions concerning a possible transaction involving New West and National Vision. Although positive, no firm proposals resulted from this conversation.

     On March 31, 1998, Mr. Krause and Mr. Roberts had follow-up telephone discussions, and Mr. Krause arranged to visit certain Vista Optical stores owned by New West in Montana.

     On April 1, 1998, National Vision and New West entered into a Confidentiality Agreement pursuant to which New West agreed to treat as confidential any discussions and negotiations and certain information provided to it by National Vision. As a result, National Vision provided New West with copies of its publicly-available information and certain other financial and corporate information concerning National Vision.

     Throughout April and early May, Messrs. Feld, Krause and Roberts spoke by telephone on several occasions regarding a possible transaction and potential synergies between the two companies.

     On May 6 and 7, 1998, discussions continued in San Francisco among Mr. Feld, Mr. Krause, Jed Sherwindt, a representative of Schroder & Co. Inc., National Vision's financial advisor, and Mr. Roberts with respect to the possible acquisition of New West by National Vision. At this meeting, potential synergies created by a combination of the companies were discussed in detail, as well as a possible price range for the sale of New West. In addition, the framework of a transaction involving the acquisition of New West by National Vision was outlined. Each party agreed to continue to work toward a transaction.

     On June 15, 1998, New West received a letter of intent from National Vision outlining the acquisition of New West by National Vision (including a $13.00 price per Share). On June 16, 1998, the Board of Directors of New West held a regular meeting following the annual New West stockholders' meeting. As part of that meeting, management of New West and Mr. Roberts updated the New West Board of Directors on the status of negotiations with National Vision and other potential acquirors. The Board discussed in detail the benefits and challenges of a merger and the process that would be necessary to complete it. Mr. Feld responded to various questions concerning National Vision and the other candidates, and Byron S. Krantz, a director and partner in the law firm of Kohrman Jackson & Krantz P.L.L., New West's legal counsel, discussed certain legal aspects concerning a merger. The Board determined not to enter into exclusive discussions with National Vision at that
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

time and to continue its search for a strategic combination as outlined by FMRC. The Board authorized Ronald E. Weinberg, Chairman of the Board of New West, Mr. Feld and Mr. Roberts to continue negotiations and discussions with National Vision and the other candidates.

     On June 18, 1998, New West delivered the first draft of the Merger Agreement to National Vision's counsel. Commencing on June 23, 1998, representatives of National Vision began a due diligence examination of New West at New West's corporate headquarters in Tempe, Arizona, during which Messrs. Feld, Roberts, and Darius J. DiTallo, Vice President -- Finance and Administration and Chief Financial Officer of New West, met with several members of National Vision's management and financial advisors. During the course of the meetings, discussions arose concerning the possibility of National Vision's raising capital through a high yield debt offering as a condition to a transaction. Representatives of New West proposed that if the Offer failed because National Vision was unable to raise sufficient funds to consummate the transaction, National Vision would pay a termination fee to New West to mitigate the risk of the financing contingency to New West stockholders.

     National Vision provided New West with its initial comments to the Merger Agreement on June 26, 1998, including a termination fee of $3.5 million, plus expenses of National Vision, in the event New West's Board of Directors determined to terminate the Merger Agreement and accept a superior proposal. The June 26 comments did not provide for the payment of a termination fee to New West by National Vision in the event of an unsuccessful high yield debt offering. Negotiations, due diligence and document preparation continued into early July, including negotiations regarding each party's termination fees. As a result of these negotiations, (a) the termination fee that New West would have to pay in the event its Board terminated the Merger Agreement and accepted a superior proposal was reduced from National Vision's original proposal to $2.5 million, without expenses; (b) the termination fee that National Vision would have to pay New West if the Financing Condition was not met on or prior to September 30, 1998, and the Offer was not extended by National Vision beyond that date was set at $2.5 million, plus New West's expenses; and (c) the termination fee that National Vision would have to pay New West if the Offer was extended beyond September 30, 1998, but was not closed on or prior to October 14, 1998, because the Financing Condition had not been met, was set at $3.5 million, plus New West's expenses.

     On July 6, 1998, New West retained EVEREN Securities, Inc. ("EVEREN") to determine the fairness the consideration to be received by holders of the Shares pursuant to the proposed Offer and Merger with National Vision from a financial perspective to such holders.

     On July 8, 1998, representatives of National Vision informed representatives of New West that the Board of Directors of National Vision had approved the transactions at a price of $13.00 per Share.

     On July 9, 1998, the Board held a special meeting to consider the Offer and proposed Merger. At the meeting, New West's management and legal counsel apprised the Board of the status of negotiations and discussed the likely timing of the transaction, the structure of the transaction and the conditions to consummation of the Offer, including the proposed financing contingency and related termination fee to be received by New West, the right of the Board to terminate the Merger Agreement and to accept a superior proposal subject to the payment of a $2.5 million termination fee without expenses and the other terms of the Merger Agreement, the Tender Agreement, the Preferred Stock Conversion Agreements and the Warrant Exercise Agreements (together, the "Transaction Agreements"). Management and Mr. Roberts stated their belief to the Board that strategically National Vision is an excellent fit with New West and is the logical buyer due to the synergies that could be realized upon completion of the Merger. The Board noted that National Vision has a substantial interest in effecting the transaction due to the positive effect the acquisition of New West would have on National Vision and its other recently proposed acquisition of Frame-n-Lens, and felt that National Vision would proceed diligently to close the proposed transaction. EVEREN then provided the Board with a draft of its financial presentation concerning the Offer and stated it was prepared to issue an opinion (the "Fairness Opinion") that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The Board then reviewed proposed resolutions authorizing the Transaction Agreements, Offer, Merger and related matters but took no action on the resolutions at the July 9 meeting. The Board determined that it would reconvene by telephone on July 13, 1998 to consider all changes to the Merger Agreement and final approval of the transaction, provided that National Vision delivered to New West a copy of a letter to National Vision from Schroder & Co. Inc. stating that it is "highly confident" that National Vision can obtain the funding necessary to consummate the Offer and Merger, subject to certain conditions (the "Highly Confident Letter").

     On July 13, 1998 at 6:30 P.M. Eastern Time, the Board of Directors of New West met by telephone with their legal counsel and financial advisors to reach a decision concerning the Offer and the Merger. During the meeting, EVEREN formally presented its Fairness Opinion. A copy of the Fairness Opinion issued on July 13, 1998 containing the assumptions made, procedures followed, matters considered and limits of its review is attached to this Statement and is incorporated by reference. THE FULL TEXT OF THE FAIRNESS OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT. Also during this meeting, National Vision provided New West's legal counsel with a copy of the Highly Confident Letter. The Board reviewed the Highly Confident Letter and the changes to the Merger Agreement that had been made since the July 9 meeting. The Board then unanimously (a) approved the Offer and the Merger; (b) approved and adopted the Transaction Agreements and the transactions contemplated by the Merger Agreement; (c) delegated authority to Messrs. Weinberg and Feld to conduct final negotiations with respect to changes in the Merger Agreement occasioned by the terms of the Highly Confident Letter; and (d) determined that the terms of the Offer and the Merger were fair to and in the best interest of the stockholders of New West and recommended that the stockholders of New West accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

     Negotiations continued into the evening of the 13th, culminating in National Vision, Purchaser and New West agreeing upon the final form of the Merger Agreement. The final agreements, which reflect the instructions given by the full Board earlier that day, were approved by Messrs. Weinberg and Feld pursuant to the authority conferred upon them by the Board. Executed copies of Transaction Agreements were delivered late in the evening on July 13, 1998. Prior to the opening of stock trading on July 14, 1998, New West and National Vision issued a joint press release, publicly announcing the transactions.

RECOMMENDATION OF BOARD

     At its meeting held on July 13, 1998, as discussed above, the Board unanimously approved and adopted the Transaction Agreements, approved the Offer, the Merger, and the transactions contemplated by the Merger Agreement, and determined that the terms of the Offer and the Merger were fair to and in the best interest of the stockholders of New West and recommended that the stockholders of New West accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its recommendations to the stockholders of New West with respect to the Offer and the Merger, the Board considered a number of factors, including the following:

     Financial Condition, Results of Operations, Business and Prospects of New West. The Board considered the financial condition, results of operations, business and prospects of New West, including its prospects if it were to remain independent. The Board discussed New West's current plan for expansion, including the costs of the plan and the risks involved in its implementation. The Board also discussed the competitive environment in which New West operates and the importance of size to enable New West to achieve economies of scale.

     Other Potential Transactions. The Board also considered information provided by FMRC, EVEREN and New West's management regarding alternative transactions and other potential acquirors of New West. The Board noted that National Vision could realize very substantial operating synergies from an acquisition of New West, which heightened National Vision's desire to complete the Merger promptly. The Board also noted that the Merger Agreement would permit New West to terminate the Merger to accept a superior proposal from a third party (subject to payment of the $2.5 million termination fee) and that the Committed Stockholders, who also are on the Board of Directors of New West are, under the terms of the Tender Agreement, permitted as directors to consider superior proposals.

     Historical Stock Price Performance. The Board reviewed the historical stock price performance of New West and noted that the consideration to be received by New West's stockholders pursuant to the Offer and the Merger would as of the Board's meeting on Monday, July 13, 1998, represent a premium of approximately 24% over the closing price of the Shares on the Nasdaq SmallCap Stock Market(SM) on the day before the first announcement of the Offer and 30% premium over the 30-day average closing price for the Shares. The Board also noted that New West's stock does not have a significant public float, and therefor even if the price of the
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

Shares increased significantly, the lack of public float would negatively affect the ability of stockholders to fully realize a price increase.

     Financial Advisors' Presentations. The Board took into account the presentations and advice of FMRC and EVEREN with respect to the financial and other terms of the Offer and the Merger and EVEREN's opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to the stockholders. The Board considered the presentations of EVEREN in connection with the Fairness Opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger. In connection with the preparation of its opinion, EVEREN informed the Board that it had (a) reviewed the Merger Agreement; (b) reviewed certain publicly-available financial statements and other information of New West; (c) reviewed certain non-public financial statements, financial projections and other financial and operating data concerning New West prepared by the management of New West; (d) discussed New West's operations, financial statements, and future prospects with management of New West; (e) reviewed publicly-available financial data and stock market performance data of other eyewear retailers EVEREN considered comparable to New West; (f) reviewed the terms of selected recent acquisition transactions considered generally comparable by EVEREN; (g) reviewed the historical stock prices and reported trading volumes of the Shares; and (h) conducted other studies, analyses, inquiries and investigations considered appropriate by EVEREN.

     A copy of the Fairness Opinion is attached to this Statement and is incorporated by reference. Holders of Shares should read the Fairness Opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by EVEREN. In considering the opinion, the Board was aware that upon its delivery, EVEREN became entitled to certain fees described in Item 5 below in connection with its engagement by New West and that, in addition, EVEREN expressed no opinion or recommendation as to whether the stockholders of New West should accept the Offer and the Merger.

     Terms and Conditions of the Offer and the Merger. The Board also considered the terms and conditions of the Offer and the Merger Agreement including (a) that the Offer is subject to the Financing Condition and the Minimum Tender Condition; and (b) that the Merger Agreement provides for the payment to National Vision, under certain circumstances and subject to certain limits, of certain fees. The Board also considered, among other matters, (a) the financial ability of National Vision to consummate the Offer and the Merger in light of the Highly Confident Letter; (b) the risk of the Offer's non-consummation; (c) that the Merger Agreement requires National Vision to pay to New West $2.5 million plus New West's expenses if National Vision does not obtain financing to consummate the Offer and the Merger on or prior to September 30, 1998 unless National Vision extends the Offer; and (d) that the Merger Agreement requires National Vision to pay to New West $3.5 million plus New West's expenses if National Vision extends the Offer beyond September 30, 1998 and does not obtain financing to consummate the Offer and the Merger on or prior to October 14, 1998. In assessing the termination fees applicable to New West, the Board considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by $2.5 million the costs to a third party of acquiring New West. The Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Board also considered the terms of the Transaction Agreements, including the fact that these agreements would terminate if the Merger Agreement terminated, enabling the Board to pursue a superior proposal from a third party.

     Other Considerations. The Board also considered the possible impact of the Offer and the Merger and of alternative strategies on New West's business and prospects and that following the consummation of the Offer and the Merger, the current stockholders of New West will no longer be able to participate in any increases or decreases in the value of New West's business and profits.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

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

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     New West engaged FMRC to assist the Board in evaluating potential transactions. For such services, New West agreed to pay FMRC a retainer fee of $100,000, and if the transaction contemplated by the Merger Agreement is consummated, a total fee of approximately $2.0 million, against which the retainer fee previously paid will be credited. In addition, New West has agreed to reimburse FMRC for its reasonable expenses and to indemnify FMRC against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws. In addition, since 1993 Mr. Roberts has held a New West Warrant which is exercisable for the purchase of 12,500 Shares for $8.00 per Share.

     New West has also engaged EVEREN to render its Fairness Opinion in connection with the Offer and the Merger. New West agreed to pay EVEREN a retainer fee of $100,000 and an additional $100,000 upon the earlier of the closing of the Offer or October 4, 1998. In addition, New West also agreed to reimburse EVEREN for its reasonable expenses not to exceed $10,000 and to indemnify EVEREN against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

     Neither New West nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of New West on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transaction in Shares have been effected by New West or, to New West's knowledge, by any executive officer, director or affiliate of New West other than the transfer by Mr. Feld of 5,000 shares in the aggregate to two trusts for his children.

     (b) To New West's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each of New West's executive officers and directors currently intends to tender all Shares over which he has sole dispositive power pursuant to the Offer, except that Mr. Weinberg may, and is permitted under the Tender Agreement, to give 5,000 Shares to charity.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As described under Item 4 above, New West has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, New West.

     Except in accordance with the terms of the Merger Agreement, in connection with the exercise of fiduciary duties as advised by counsel as described under
Item 4 and except as otherwise described in this Statement, New West does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (a) an extraordinary transaction, such as a merger or reorganization, involving New West or any of its subsidiaries, (b) a purchase, sale or transfer of a material amount of assets by New West or any of its subsidiaries, (c) a tender offer for or other acquisition of securities by or of New West or (d) any material change in the present capitalization or dividend policy of New West.

     (b) Except as described in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

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

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed with this Statement:

Exhibit 1: Agreement and Plan of Merger, dated as of July 13, 1998, among National Vision Associates, Ltd., NW Acquisition Corp. and New West Eyeworks, Inc. (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 (the "Schedule 14D-1") of National Vision Associates, Ltd. and NW Acquisition Corp. filed with the Securities and Exchange Commission on July 20, 1998).

Exhibit 2: Stock Tender Agreement, dated as of July 13, 1998, by and among NW Acquisition Corp. and certain holders of Common Stock of New West Eyeworks, Inc. (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).

Exhibit 3: Form of Preferred Stock Conversion Letter Agreement, dated as of July 13, 1998, by and among New West Eyeworks, Inc., holders of Convertible Preferred Stock of New West Eyeworks, Inc., National Vision Associates, Ltd. and NW Acquisition Corp. (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1).

Exhibit 4: Form of Warrant Exercise Letter Agreement, dated as of July 13, 1998, by and among New West Eyeworks, Inc., holders of certain Warrants to purchase Common Stock of New West Eyeworks, Inc., National Vision Associates, Ltd. and NW Acquisition Corp. (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).

Exhibit 5: Form of letter, dated July 20, 1998, to be sent to the stockholders of New West Eyeworks, Inc.*

Exhibit 6: Confidentiality Agreement, dated March 11, 1998, between New West Eyeworks, Inc. and National Vision Associates, Ltd.**

Exhibit 7: Confidentiality Agreement, dated April 1, 1998, between National Vision Associates, Ltd. and New West Eyeworks, Inc.**

Exhibit 8: Offer to Purchase dated June 20, 1998 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1).*

Exhibit 9: Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).*

Exhibit 10: Text of Press Release dated July 14, 1998 issued by National Vision Associates, Ltd. and New West Eyeworks, Inc. (incorporated by reference to Exhibit (a)(8) of the 14D-1).

Exhibit 11: Form of Summary Advertisement dated July 20, 1998 (incorporated by reference to Exhibit (a)(7) of the Schedule 14D-1).

Exhibit 12:  Opinion dated July 13, 1998 of EVEREN Securities, Inc.*

Exhibit 13: "Highly Confident" Letter to National Vision Associates, Ltd. from Schroder & Co. Inc. with respect to contemplated financing by National Vision Associates, Ltd. (incorporated by reference to Exhibit (c)(5) of the 14D-1).
---------------

 * Included in documents sent to stockholders of New West.

** Filed with the Commission as an exhibit to this Statement.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated July 20, 1998
                                          NEW WEST EYEWORKS, INC.

                                          /S/ BARRY J. FELD

                                          --------------------------------------
                                          By  Barry J. Feld,
                                             President and Chief Executive
                                              Officer

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